DAWSON JAMES SECURITIES INC.

101 North Federal Highway

Suite 600

Boca Raton, Fl 33432

November 12, 2024

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Attn: Mr. Juan Grana

RE: Glucotrack, Inc. (the “Company”)

Registration Statement on Form S-1

(File No. 333-282158) (the “Registration Statement”)

Dear Mr. Grana:

Dawson James Securities Inc., the placement agent in the offering contemplated in the Registration Statement, hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:30 P.M. Eastern Time on Tuesday, November 12, 2024, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Howard Hirsch of Nelson Mullins Riley & Scarborough LLP, counsel to the Company, at (404) 322-6226.

Very truly yours,

DAWSON JAMES SECURITIES INC.

By:	/s/ Robert D. Keyser, Jr.
Name:	Robert D. Keyser, Jr.
Title:	Chief Executive Officer